                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   Quipp, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


                                   748802-10
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                                 (CUSIP Number)

                               Robert T. Montague
                     Robins, Kaplan, Miller & Ciresi L.L.P.
                         800 LaSalle Avenue, Suite 2800
                              Minneapolis, MN 55408
                                  612-349-8500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                  June 23, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  Page 2 of 11

CUSIP No. 748802-10
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    (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons


                 Pyramid Trading Limited Partnership 36-3723624
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    (2)  Check the Appropriate Box if a Member of a Group

                                                          (a)              [   ]
                                                          (b)              [ X ]

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    (3)  SEC Use Only

--------------------------------------------------------------------------------
    (4)  Source of Funds

                                       WC
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    (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                      [   ]

--------------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization


                                    Illinois
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Number of       (7)   Sole Voting Power                   0  shares
Shares Bene-    ----------------------------------------------------------------
ficially        (8)   Shared Voting Power           118,838  shares
Owned by        ----------------------------------------------------------------
Each Report-    (9)   Sole Dispositive Power              0  shares
ing Person      ----------------------------------------------------------------
With            (10)  Shared Dispositive Power      118,838  shares

--------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 118,838 shares
--------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]


--------------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11)

                                      6.3%
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    (14) Type of Reporting Person (See Instructions)

                                   BD, PN, IV



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                                  Page 3 of 11

CUSIP No. 748802-10
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    (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

                       Oakmont Investments, LLC 36-3996171
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    (2)  Check the Appropriate Box if a Member of a Group

                                                           (a)             [   ]
                                                           (b)             [ X ]
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    (3)  SEC Use Only

--------------------------------------------------------------------------------
    (4)  Source of Funds

                                       N/A
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    (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                                     [   ]

--------------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization

                                    Illinois
--------------------------------------------------------------------------------

Number of      (7)   Sole Voting Power                  0   shares
Shares Bene-   -----------------------------------------------------------------
ficially       (8)   Shared Voting Power          118,838   shares
Owned by       -----------------------------------------------------------------
Each Report-   (9)   Sole Dispositive Power             0   shares
ing Person     -----------------------------------------------------------------
With           (10)  Shared Dispositive Power     118,838   shares

--------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 118,838 shares
--------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

--------------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11)

                                      6.3%
--------------------------------------------------------------------------------
    (14) Type of Reporting Person (See Instructions)

                                     CO, IV


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                                  Page 4 of 11

CUSIP No. 748802-10
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    (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons

                            Daniel Asher ###-##-####
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    (2)  Check the Appropriate Box if a Member of a Group

                                                        (a)                [   ]
                                                        (b)                [ X ]
--------------------------------------------------------------------------------
    (3)  SEC Use Only

--------------------------------------------------------------------------------
    (4)  Source of Funds

                                      N/A

--------------------------------------------------------------------------------
    (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                                     [   ]

--------------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------

Number of       (7)    Sole Voting Power                 0    shares
Shares Bene-
ficially        (8)    Shared Voting Power         118,838    shares
Owned by
Each Report-    (9)    Sole Dispositive Power            0    shares
ing Person
With            (10)   Shared Dispositive Power    118,838    shares
--------------------------------------------------------------------------------

    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 118,838 shares
--------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

--------------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11)

                                      6.3%
--------------------------------------------------------------------------------
    (14) Type of Reporting Person (See Instructions)

                                       IN


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                                  Page 5 of 11

CUSIP No. 748802-10
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ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, without par value (the "Common Stock"), of Quipp, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 4800 N.W. 157th Street, Miami, FL 33014.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is being filed by Pyramid Trading Limited Partnership ("PT"), Oakmont Investments, LLC, the general partner of PT ("OI") and Daniel Asher, Manager of OI and individually ("DA"). PT, OI and DA are collectively referred to herein as the "Reporting Persons."

        The following information relates to PT:

        (i)     Name: Pyramid Trading Limited Partnership

        (ii)    State of Organization: Illinois

        (iii)   Principal Business: Broker-Dealer registered on CBOE

        (iv) Principal Business and Office Address: 440 S. LaSalle Street, Chicago, Illinois 60605

        (v)     Information required by clauses (d) and (e) of Item 2 of
                Schedule 13D: None

        The following information relates to OI:

        (i)     Name: Oakmont Investments, LLC

        (ii)    State of Organization: Illinois

        (iii)   Principal Business: Investments

        (iv) Principal Business and Office Address: 440 S. LaSalle Street, Chicago, Illinois 60605

        (v)     Information required by clauses (d) and (e) of Item 2 of
                Schedule 13D: None

The following information relates to DA:

        (a)     Name: Daniel Asher

        (b)     Business Address: 440 S. LaSalle Street, Suite 700, Chicago, IL
                60605


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                                  Page 6 of 11

CUSIP No. 748802-10
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        (c)     Principal Occupation: Private Investor

        (d)     Criminal Proceedings: None

        (e)     Civil Proceedings: None

        (f)     Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     From 02/02/00 to 06/23/00, PT purchased an aggregate of 118,838 shares of Common Stock for an aggregate consideration of $1,924,587 (not including brokerage commissions). PT acquired such shares using working capital.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons have acquired the Common Stock described herein in order to obtain an equity position in the Company.

     The Reporting Persons presently intend to seek representation on the Board of Directors of the Company and may determine to seek control of the Company. The Reporting Persons do not presently intend to make a proposal to the Company for a merger or business combination. The Reporting Persons may acquire additional shares of Common Stock and may enter into arrangements with third parties who may be interested in joining with the Reporting Persons to acquire control of the Company.

     The Reporting Persons may attempt to dispose of the Common Stock in the open market, in privately negotiated transactions or otherwise.

     Depending upon the course of action that the Reporting Persons pursue, the possible activities of the Reporting Persons are subject to change at any time and there is no assurance that the Reporting Persons will purchase additional Common Stock or change its present intent to seek representation on the Board of Directors. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of June 23, 2000, the Reporting Persons beneficially owned the amounts of Common Stock respectively set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 1,887,184 shares outstanding as of March 31, 2000 as set forth in the Company's Form 10Q for the quarter ended March 31, 2000.



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                                  Page 7 of 11

CUSIP No. 748802-10
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
         Reporting             Shares of                Percent of
         Persons             Common Stock        Outstanding Common Stock
         -------             ------------        ------------------------
        PT, OI, DA              118,838                    6.3%

     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

     (c) The information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference. All of the transactions were open market transactions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

        NONE

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Agreement as of June 23, 2000 by and among the signatories of this Statement on Schedule 13D with respect to its filing

CUSIP No. 748802-10
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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 23, 2000            PYRAMID TRADING LIMITED PARTNERSHIP
                                BY OAKMONT INVESTMENTS, LLC ITS GENERAL PARTNER


                                BY  /S/ Daniel Asher
                                    --------------------------------------------
                                    Daniel Asher, Manager
                                    Oakmont Investments, LLC



                                OAKMONT INVESTMENTS, LLC


                                BY  /S/ Daniel Asher
                                    --------------------------------------------
                                    Daniel Asher, Manager




                                /S/ Daniel Asher
                                ------------------------------------------------
                                DANIEL ASHER




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                                  Page 9 of 11

CUSIP No. 748802-10
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                                                                      APPENDIX A

                    Transactions By the Reporting Persons in
                Quipp, Inc. Common Stock During the Past 60 Days

                       PYRAMID TRADING LIMITED PARTNERSHIP

  Date                   # of Shares Bought           Price Per Share ($)           Total Cost ($)*
  ----                   ------------------           -------------------           --------------
04/25/00                         200                      17.0000                       3,400
05/03/00                         200                      17.0000                       3,400
05/15/00                         100                      17.4375                       1,744
05/15/00                       1,900                      17.5000                      33,250
05/15/00                       2,000                      17.5000                      35,000
05/16/00                         200                      17.8750                       3,575
05/16/00                         100                      17.9375                       1,794
05/16/00                         100                      18.0000                       1,800
05/26/00                       1,000                      18.5000                      18,500
05/30/00                         200                      18.5000                       3,700
06/01/00                       1,000                      18.5000                      18,500
06/05/00                       2,000                      18.5000                      37,000
06/05/00                       4,000                      18.5000                      74,000
06/05/00                       1,000                      18.5000                      18,500
06/05/00                       3,000                      18.5000                      55,500
06/23/00                       5,000                      18.5000                      92,500
06/23/00                       5,000                      18.5000                      92,500
06/23/00                       5,000                      18.5000                      92,500
06/23/00                       5,000                      18.5000                      92,500
06/23/00                      10,000                      18.6250                     186,250
06/23/00                       5,000                      18.6250                      93,125

-----------------------------
*    Commissions not included


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                                  Page 10 of 11

CUSIP No. 748802-10
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                                  EXHIBIT INDEX

EXHIBIT NO.    DOCUMENT

   1 Agreement, dated as of June 23, 2000 by and among the signatories of this Statement with respect to its filing.